                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2001
THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SEC. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED OR LEGAL.

PROSPECTUS SUPPLEMENT
  (TO PROSPECTUS DATED APRIL 3, 2000)

                                                    Filed Pursuant to Rule 424B5
                                                       Registration No 333-33826

                                     [LOGO]

                                  $300,000,000
                        NIAGARA MOHAWK POWER CORPORATION
                      % SENIOR NOTES DUE                2004
                                   ---------

    The notes will bear interest at the rate of   % per year. Interest on the
notes is payable semi-annually on April 1 and October 1, commencing April 1,
2002. The notes will mature on October   , 2004. We may redeem some or all the
notes at any time. The redemption prices are discussed under the caption "Description of the Notes--Optional Redemption."

    The notes will be our senior obligations and will rank equally with all of our senior unsecured indebtedness.

                                 --------------

    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-4.
                                 -------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the securities offered by this prospectus supplement or the attached prospectus or determined if this prospectus supplement or the attached prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER NOTE      TOTAL
                                                              ---------   ----------
Public Offering Price:                                               %    $
Underwriting Discount:                                               %    $
Proceeds to Company:                                                 %    $

    Interest on the notes will accrue from             , 2001 to the date of
delivery.

                                 --------------

    The underwriters expect to deliver the notes to purchasers on or about
            , 2001.

                                 --------------

SALOMON SMITH BARNEY

              BANC ONE CAPITAL MARKETS, INC.

                            CREDIT SUISSE FIRST BOSTON

September   , 2001

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Forward-Looking Information.................................     S-1
Niagara Mohawk Power Corporation............................     S-2
Recent Developments.........................................     S-2
Use of Proceeds.............................................     S-3
Risk Factors................................................     S-4
Selected Consolidated Financial Information.................     S-8
Capitalization..............................................    S-12
Description of the Notes....................................    S-13
Description of Certain of our Outstanding Securities........    S-15
Underwriting................................................    S-16
Validity of the Notes.......................................    S-17
Where You Can Find More Information.........................    S-18

                                   PROSPECTUS

About This Prospectus.......................................       1
About Niagara Mohawk Power Corporation......................       1
Use of Proceeds.............................................       1
Ratio of Earnings to Fixed Charges..........................       2
Description of Securities We May Offer......................       2
Description of New Bonds....................................       3
Description of the New Debentures...........................       7
Regarding the Trustees......................................      11
Description of Terms Common to New Bonds and New
  Debentures................................................      11
Global Securities...........................................      13
Plan of Distribution........................................      14
Validity of Debt Securities.................................      14
Experts.....................................................      14
Where You Can Find More Information.........................      15

                          FORWARD-LOOKING INFORMATION

    This prospectus supplement, the prospectus that accompanies it, and the documents that are incorporated by reference in them contain statements that are not exclusively statements of historical fact. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

    You can find many of these statements by looking for words such as "believe," "expect," "anticipate," "estimate," or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements. The risks and uncertainties include those risks and uncertainties identified, among other places, under the heading "Risk Factors" in this prospectus supplement and elsewhere in the accompanying prospectus and in the documents that are incorporated by reference in them.

    These statements include our statements regarding the following:

    - the impact of our substantial leverage on our future competitiveness;

    - the potential for decreased sales due to the ability of our current customers to obtain electricity from other sources;

    - general economic and weather conditions in our service area;

    - the impact of government regulation, especially as the regulated electric and gas industries are further deregulated and electricity and gas suppliers gain access to our customers;

    - the impact of the Master Restructuring Agreement, which we will refer to as the "MRA," and the Power Choice agreement on our reported earnings;

    - the likelihood and timing of any pending transactions, and the nature and timing of federal or state regulatory actions in connection with, among others, the pending merger with National Grid and the merger rate plan;

    - the impact of environmental laws on our operations;

    - our ability to recover in our rates all of our regulatory assets, as well as challenges to our ability to collect exit fees from customers who attempt to bypass our system; and

    - liability related to the ownership and operation of nuclear facilities.

    Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements.

    The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

    THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS, INCLUDING THE ACCOMPANYING NOTES, APPEARING ELSEWHERE (OR INCORPORATED BY REFERENCE) IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU ARE ENCOURAGED TO READ THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THEM.

                        NIAGARA MOHAWK POWER CORPORATION

    We were organized in 1937 under the laws of New York State and are engaged principally in the regulated energy delivery business in New York State. We provide electric, transmission and distribution service to approximately
1.5 million electric customers in the areas of eastern, central, northern and western New York, and we sell, distribute and transport natural gas to approximately 540 thousand gas customers in areas of central, northern and eastern New York State.

    On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between Niagara Mohawk Holdings, Inc., or Holdings, and us. Our outstanding common stock was exchanged on a share-for-share basis for Holdings' common stock. Our debt and preferred stock were not exchanged as part of the share exchange and continue as our obligations.

    In September 2000, Holdings entered into a merger agreement with National Grid Group plc, under which National Grid will acquire Holdings, with Holdings' shares being exchanged for a combination of cash and American Depository Receipts in a new National Grid holding company. The pending merger agreement was approved by both Holdings' shareholders and National Grid's shareholders. The merger is contingent, however, on the sale of Holdings' nuclear facilities or other satisfactory arrangements being reached and is subject to a number of shareholder and regulatory approvals and other approvals and consents. See "Where You Can Find More Information" for how you can find more information about the pending merger, the reorganization and us.

                              RECENT DEVELOPMENTS

POWER CHOICE RATE PLAN CHANGES

    The New York State Public Service Commission, or PSC, approved our Power Choice agreement on March 20, 1998, and the rate plan was implemented beginning September 1, 1998. The Power Choice agreement outlines our future structure in the regulated electric business.

    The Power Choice agreement established a five-year electric plan that reduced class average residential and commercial prices by an aggregate
3.2 percent over the first three years. The reduction in prices includes certain savings that result from approved reductions of the gross receipts tax. New York State tax law changes that further reduce the gross receipts tax for some customers and eliminate the gross receipts tax for others are not reflected in the price reductions. The tax law changes are discussed in Holdings' and Niagara Mohawk's combined Form 10-K for the year ended December 31, 2000, Part II, Item
8. Financial Statements and Supplementary Data, Note 1. Summary of Significant Accounting Policies, "Basis of Presentation".

    On August 29, 2001, the PSC approved rate plan changes to cover the final two years of the Power Choice agreement. This filing was necessary because the proposed merger rate filing was not approved in time for September implementation. The merger rate filing would supersede this filing if approved. The rate plan changes allow for implementation of the Power Choice agreement to pass through certain commodity-related costs to customers beginning
September 1, 2001. Electric commodity costs, which fluctuate with market conditions, are projected to be higher as a result of recent trends in commodity markets, increases in charges from the New York Independent System Operator, or NYISO, and the expiration of some of our supply contracts. Partially offsetting the projected increase in commodity costs is a reduction in overall, system-wide rates for electric delivery service of 5.4 percent associated with a lowering of the competitive transition charge with respect to existing supply contracts. The overall average price increase will be
4.9 percent with the average residential bill increasing 7.9 percent. Such increases are dependent upon actual commodity market conditions. However, residential and commercial customers will be provided with a partial price protection from severe fluctuations in the commodity prices through a delivery charge adjustment mechanism.

    The rate plan changes include the introduction of a transmission revenue adjustment mechanism, which will compare actual transmission revenues with the $87.4 million forecast base transmission revenue used to develop Power Choice electric delivery prices, with differences collected from or returned to customers. This mechanism is expected to provide credits to customers of approximately $33 million in the two-year period.

    Given that these forecast revenue increases primarily reflect increased commodity prices, reported earnings for the five years under the Power Choice agreement have been and will continue to be substantially depressed as a result of the regulatory treatment of the MRA regulatory cost.

ENERGY SUPPLY AGREEMENT WITH TRACTEBEL

    On July 18, 2001, we entered into an energy-supply agreement with Tractebel Energy Marketing, Inc., or Tractebel, that would substantially mitigate market price fluctuations and production risks in existing supply contracts and will help stabilize bills for customers who would otherwise have seen greater price volatility. Under this agreement, which is subject to approval by the PSC, Tractebel would both manage our wholesale electric portfolio through 2006 and act as our agent for all purchases from the NYISO. We would sell to Tractebel at cost virtually all the electricity and electricity derivatives, including contracts tied to the price of natural gas, that we currently have under contract with generators and energy marketers. In return, Tractebel would sell to us a specified quantity of electricity at a fixed price through 2003. Beginning in 2004, the fixed price would be subject to an annual capped adjustment based on the price of natural gas in future markets. Electricity consumed by retail customers beyond the quantity established in the agreement with Tractebel would be supplied to us at market prices in effect at that time. However, our customers would retain the ability to purchase their electricity commodity from alternative suppliers.

                                USE OF PROCEEDS

    We will use the proceeds from the sale of the notes for general purposes. Our general corporate purposes may include:

    - financing of our construction program;

    - refunding existing long term debt and preferred stock; and

    - refunding short-term debt.

                                  RISK FACTORS

WE ARE SUBSTANTIALLY LEVERAGED AND, ACCORDINGLY, HAVE LIMITED FINANCIAL
  FLEXIBILITY.

    We have substantial leverage and significant debt service obligations. As of June 30, 2001, we have outstanding approximately $5.2 billion of senior indebtedness, consisting primarily of $2.0 billion of First Mortgage Bonds, which are secured by a lien on substantially all of our utility property, $0.5 billion of borrowings under our senior bank facility, which are secured with First Mortgage Bonds, and $2.6 billion of other senior unsecured debt (which will increase to $2.9 billion as a result of the offering of the notes). As of June 30, 2001, we also had available additional borrowings of $317.9 million under our senior bank facility.

    The degree to which we are leveraged could have important consequences to you, including the following:

    - our substantial leverage may place us at a competitive disadvantage, hinder our ability to adjust rapidly to changing market conditions, and make us more vulnerable in the event of a downturn in general economic conditions or our business; and

    - our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes will be limited in the future.

THE MERGER BETWEEN HOLDINGS AND NATIONAL GRID IS CONTINGENT ON VARIOUS APPROVALS AND CONSENTS THAT MAY NOT BE OBTAINED.

    The pending merger agreement between Holdings and National Grid was approved by Holdings' shareholders on January 19, 2001 and by National Grid's shareholders on January 29, 2001. However, the merger is contingent on National Grid's shareholders further approving the new company structure at a second meeting. On February 26, 2001, the merger received clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On June 13, 2001, the Federal Energy Regulatory Commission, or FERC, approved the merger. The pending merger is also contingent on the sale of Holdings' nuclear facilities or other satisfactory arrangements being reached and is subject to a number of regulatory approvals and other approvals and consents, including approvals by the Securities Exchange Commission under the Public Utility Holding Company Act of 1935 and the PSC. Although Holdings is targeting the pending merger to be completed around the end of this year, we cannot predict the timing or the outcome of the negotiations nor the likelihood or timing of the approvals.

DECREASED SALES AND AN ECONOMIC DOWNTURN IN OUR SERVICE AREA MAY ADVERSELY AFFECT OUR ELECTRIC REVENUES AND PROFITABILITY.

    Under our regulatory agreement with the PSC, we have established rates intended to create sufficient cash flow to at least cover our operating expenses, satisfy our fixed obligations and recover allowable stranded costs. Our rate design is based on estimates of future electricity usage and the number of customers connected to our distribution system. The level of electric revenues can be adversely affected by lower than projected sales to retail customers and by customer bypass of the system. Economic conditions in our service area could result in lower sales due to the relocation of customers. If revenues are significantly lower than those anticipated in our rate design, our profitability could be materially and adversely affected.

    Because of the relatively high cost of our electricity, customers could seek to bypass our distribution system through self-generation or to replace us with a municipal or other utility. Our regulatory agreement requires, with limited exceptions, the payment of an exit fee or access charge in these circumstances. Several affected customers and competitors have said they may challenge our right to collect these fees, or the appropriate level of these fees. The village of Lakewood initiated proceedings at the FERC and the PSC seeking to avoid the payment of exit fees. On September 11,

2000, the PSC issued an order setting Lakewood's exit fee, but such order has been contested and is now subject to rehearing. Although the outcome of this matter would not have a material impact on our results of operations and financial position, it will define in all likelihood the methodology to determine exit fees. We have prepared exit fee standard cost estimates for several other municipalities and customers. We cannot predict whether these other municipalities or customers will pursue a withdrawal from our system or the amount of stranded costs we may receive as a result of any withdrawals. There can be no assurance that we will prevail in this or other proceedings.

WE MAY INCUR SUBSTANTIAL LIABILITY FROM OUR OWNERSHIP AND OPERATION OF NUCLEAR FACILITIES.

    Risks of substantial liability arise from the ownership and operation of our two nuclear facilities, Nine Mile Point Unit 1 and Nine Mile Point Unit 2, including, among others, mechanical or structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, limitations on the amounts and types of insurance coverages commercially available and uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives. Our Nine Mile Point Unit 1 nuclear facility is one of the oldest in operation in the United States, having commenced operations in 1969.

    In the event of an extended outage of either plant at Nine Mile Point, we would be required to purchase power in the open market to replace the power normally produced by these facilities. Such purchases would subject us to the risk of increased energy prices and, depending on the length of the outage and the level of market prices, could have a material adverse effect on our cash flow. Under our regulatory agreement, we are not entitled to pass along these increased costs to customers in the form of higher electric rates. If the facilities were to have material problems with their physical condition, it could affect their sale and if so, we would then evaluate the economic justification of continuing to operate the facilities. The PSC can review the prudence of our decision to close a facility to determine whether we should be allowed to recover its incremental costs, including replacement power costs. These costs would likely be significant to us.

    On December 12, 2000, we announced agreements to sell our ownership interests in the two nuclear plants to Constellation Nuclear, LLC. New York State Electric and Gas Corporation, Rochester Gas & Electric and Central Hudson Gas and Electric Corporation also agreed to sell their combined 41% share of Nine Mile Point Unit 2 to Constellation. Power purchase agreements and revenue sharing agreements were signed as part of the agreement. On May 8, 2001, we filed a joint proposal of settlement with Multiple Intervenors (an association of large customers on behalf of its members on our services territory) and the PSC staff regarding the rate treatment of the sale of our nuclear assets to Constellation. The settlement, which remains subject to approval by the PSC, provides for full recovery of the resulting stranded costs (other than $123 million before tax), including a return over a period of about 10 years. In addition, if the terms of the settlement proposal were to be implemented, we would expect to record approximately $79 million of previously deferred investment tax credits. On May 24 and June 22, 2001, respectively, the FERC and the Nuclear Regulatory Commission approved the sale of the nuclear assets to Constellation.

    The agreement with Constellation terminates if the sale has not occurred before December 31, 2001, subject to extension if necessary regulatory approvals have not been obtained. Notwithstanding the announcement made, because Nine Mile Point Unit 2 has multiple owners (and the sale of Nine Mile Point Unit 1 is contingent on the sale of Nine Mile Point Unit 2) and because any sale will be subject to regulatory hurdles that must be overcome, including the other co-owners reaching settlement with the PSC staff, we do not believe that a sale is any more likely to occur than other possible outcomes, including the possible continued operation of the plants by us for the remainder of the their useful lives.

    In the event that a sale of the nuclear assets does not occur, we will continue to recover the costs to run the nuclear generation plants in our Power Choice rates. In addition, we would continue to participate in the PSC regulatory proceeding regarding the future of nuclear assets in New York State.

    Because of the uncertainty as to the pending sale, and the outcome of other regulatory approvals, we have continued to utilize our best estimate of cash flows based on a held-and-used (regulated) model for purposes of assessing whether an asset impairment existed as of June 30, 2001. Under this assumption, the nuclear generating plants are not impaired.

    If, and when, we conclude that our best estimate of future cash flows is from the sale of the power plants, the impairment test will be performed taking into consideration the expected cash flows from operations until the sale and expected cash proceeds from the sale of the assets.

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION BY THE PSC AND THE FEDERAL GOVERNMENT.

    We are subject to extensive regulation by the PSC. While the most material aspects of our rate structure for the next two years have been established under the Power Choice agreement, the PSC is likely to continue to assess competitive consequences in considering future rate increases even if we experience revenue shortfalls or increased expenses.

    In connection with the pending National Grid merger, we have been in confidential negotiations with the PSC and other interested parties for a merger rate plan which, if approved, would supersede the final two years of the Power Choice agreement. We cannot predict the timing or the outcome of the negotiations, but it is likely that, if a merger rate plan is approved, it will vary in some respects from the petition we filed in January 2001 with respect to such plan. Our ability to improve earnings in the future will depend on the outcome of the regulatory process.

    In addition, many aspects of our operations, including our electric transmission and distribution systems, the operation and maintenance of our nuclear facilities, our gas distribution operations and the issuance of our securities will continue to be subject to extensive regulation by both the federal government and the PSC. Changes in these regulations or in their application to us could adversely affect our business and financial condition. Further, uncertainty exists regarding the ultimate impact on us as the electric industry is further deregulated and electricity suppliers gain open access to our retail customers.

THE MASTER RESTRUCTURING AGREEMENT ADVERSELY AFFECTS OUR REPORTED EARNINGS.

    Because of the regulatory accounting treatment afforded the MRA which we consummated on June 30, 1998, our reported net income has, as anticipated, been significantly depressed and will continue to be depressed. The $4.0 billion of compensation paid to the independent power producers pursuant to the MRA was recorded as a regulatory asset and is being amortized over ten years, and the additional interest charges and amortization of debt issuance costs associated with our offering in June 1998 of $3.45 billion of debt in order to pay the independent power producers has increased our interest expense. The recovery of these significant costs through our prices puts continued pressure on us to absorb any increases in operating costs in order to maintain or reduce our prices and thereby improve our competitive position.

OUR OPERATIONS ARE SUBJECT TO A WIDE RANGE OF ENVIRONMENTAL LAWS.

    Our operations are subject to a wide range of environmental laws and regulations relating to, among other matters, air emissions, wastewater discharges, landfill operations, site remediation and hazardous waste management. Compliance with these laws and regulations is an important factor in our business. While we devote considerable resources to environmental compliance, the impact of future environmental laws on us cannot be predicted with certainty.

    In order to meet current environmental standards, we are currently conducting a program to remediate, as necessary, certain properties associated with our former gas manufacturing process and other properties which we have learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that we contributed waste. We have also been advised that various federal, state or local agencies believe certain properties require investigation and have prioritized the sites based on available information in order to enhance the management of investigation and remediation, if necessary. We are currently aware of 123 sites, either owned or operated by us, that comprise the current liability estimates. We believe it is probable that we will continue to recover environmental compliance, investigation and remediation costs in our rates, and we have recorded a regulatory asset for recovery of these costs. However, additional expenses, associated with remedial costs or compliance with proposed and future environmental laws and regulations may have a material adverse effect on our future operations and financial condition.

    In connection with a state-wide investigation of coal-fired electric power plants to determine compliance with certain new source review requirements or new source performance standards under the federal Clean Air Act and the New York State Environmental Conservation Law, on May 25, 2000, the New York State Department of Environmental Conservation, or DEC, issued an air pollution notice of violation regarding the operation of two plants formerly owned by us. The notice of violation was also issued to NRG Energy, Inc., or NRG, the current owner and operator of both plants. In May 2001, the New York State Attorney General advised us and NRG of its intent to file suit; however, there has been no action from the Attorney General to date. While no specific relief has been sought yet, the DEC and the New York Attorney General have indicated that they will be seeking substantial fines, imposition of pollution controls and mitigation of alleged environmental harm. On July 13, 2001, we filed an action against NRG in the New York State Supreme Court, seeking a declaratory judgment that NRG is responsible for any resulting control updates and mitigation. We are unable to predict whether or not results of this enforcement action will have a material adverse effect on our future operations and financial condition or whether our action against NRG will be successful.

DISCONTINUING THE APPLICATION OF CERTAIN ACCOUNTING PRINCIPLES COULD ADVERSELY AFFECT US.

    We continue to apply the accounting principles set forth in Statement of Financial Accounting Standards No. 71, which we will refer to as "SFAS No. 71," to our electric transmission and distribution, nuclear and gas operations, based on the terms of our regulatory agreement. SFAS No. 71 permits a utility to defer certain costs which would otherwise be expensed when authorized to do so by the relevant regulatory authorities. As of June 30, 2001, we had $5.0 billion of regulatory assets. In the event that we determine, either as a result of lower than expected revenues or higher than expected costs, that our regulatory assets are not in fact recoverable, we could no longer apply the principles of SFAS
No. 71 and would be required to record a non-cash charge against income in the amount of the remaining unamortized regulatory assets. The resulting charge would be material to our financial condition and adversely affect our ability to pay dividends.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table contains certain consolidated financial information about us for the periods presented. The financial information below for each of the three years ended December 31, 2000 has been derived from our audited financial statements and should be read in conjunction with the financial statements, including the related notes, which are included in our Annual Report on Form 10-K for each of the respective years. The selected consolidated financial information as of and for the six months ended June 30, 2000 and 2001 has been derived from our unaudited consolidated financial statements, which in the opinion of our management reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly, in accordance with generally accepted accounting principles, the information contained therein. The results of operations for the six months ended June 30, 2001, are not necessarily indicative of the results of operations to be expected for the full year. See "Where You Can Find More Information" in this prospectus supplement.

                                                                               SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                JUNE 30,
                                     ------------------------------------   -----------------------
                                        1998         1999         2000         2000         2001
                                     ----------   ----------   ----------   ----------   ----------
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Operating revenues:
    Electric.......................  $3,261,144   $3,247,757   $3,239,253   $1,598,272   $1,604,741
    Gas............................     565,229      579,583      658,502      382,825      521,116
                                     ----------   ----------   ----------   ----------   ----------
                                      3,826,373    3,827,340    3,897,755    1,981,097    2,125,857
                                     ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Fuel for electric generation.....     239,982      189,657       74,340       28,974       21,699
  Electricity purchased............   1,001,991      807,038    1,175,923      566,082      574,548
  Gas purchased....................     272,615      267,202      357,524      203,965      341,486
  Other operation and
    maintenance....................     946,748      911,746      888,067      437,512      502,171
  Power Choice Charge..............     263,227           --           --           --           --
  Amortization/accretion of MRA/IPP
    buyout costs...................     119,409      363,374      375,487      187,636      182,145
  Depreciation and amortization....     355,417      344,930      311,803      156,044      156,861
  Other taxes......................     459,668      411,842      283,511      138,252      115,444
                                     ----------   ----------   ----------   ----------   ----------
                                      3,659,057    3,295,789    3,466,655    1,718,465    1,894,354
                                     ----------   ----------   ----------   ----------   ----------
  Operating income.................     167,316      531,551      431,100      262,632      231,503
  Other income (deductions)........      42,669       (5,539)     (24,755)      (7,392)      (2,697)
                                     ----------   ----------   ----------   ----------   ----------
  Income before interest charges...     209,985      526,012      406,345      255,240      228,806
  Interest charges.................     397,178      485,240      437,274      220,897      202,487
                                     ----------   ----------   ----------   ----------   ----------
  Income (loss) before income
    taxes..........................    (187,193)      40,772      (30,929)      34,343       26,319
  Income taxes.....................     (66,368)      19,026       (9,526)      25,287       13,312
                                     ----------   ----------   ----------   ----------   ----------
  Income (loss) before
    extraordinary item.............    (120,825)      21,746      (21,403)       9,056       13,007
  Extraordinary item, net of income
    taxes..........................          --      (23,807)        (909)        (909)          --
                                     ----------   ----------   ----------   ----------   ----------
  Net income (loss)................    (120,825)      (2,061)     (22,312)       8,147       13,007
  Dividends on preferred stock.....      36,555       36,808       31,437       15,808       15,515
                                     ----------   ----------   ----------   ----------   ----------
  Balance available for common
    stock..........................  $ (157,380)  $  (38,869)  $  (53,749)  $   (7,661)  $   (2,508)
                                     ==========   ==========   ==========   ==========   ==========

                                                                                SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                JUNE 30,
                                     --------------------------------------   ---------------------
                                        1998          1999          2000        2000        2001
                                     -----------   -----------   ----------   ---------   ---------
                                                         (DOLLARS IN THOUSANDS)
CASH FLOWS PROVIDED BY/(USED IN):
  Operating activities.............  $(3,240,455)  $   798,730   $  877,304   $ 439,622   $ 421,208
  Investing activities.............     (447,091)      596,947     (255,416)    (77,242)    (93,932)
  Financing activities.............    3,482,312    (1,496,196)    (619,342)   (350,490)   (319,603)
OTHER OPERATING DATA:
  EBITDA(1)........................  $   990,500   $ 1,259,895   $1,130,124   $ 617,393   $ 583,111
  Net cash interest(2).............      345,500       397,073      363,571     183,136     167,561
  Capital expenditures(3)..........      392,200       298,081      273,830      89,901     115,333
  Ratio of EBITDA to net cash
    interest(4)....................          2.9x          3.2x         3.1x        3.4x        3.5x
  Ratio of earnings to fixed
    charges(5).....................          0.6x          1.0x         0.9x        1.0x        0.9x

                                              AS OF DECEMBER 31,                AS OF JUNE 30,
                                     ------------------------------------   -----------------------
                                        1998         1999         2000         2000         2001
                                     ----------   ----------   ----------   ----------   ----------
                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Net utility plant................  $6,877,959   $5,888,242   $5,782,340   $5,786,115   $5,696,470
  Total assets.....................  13,861,187   12,445,608   12,307,238   12,364,598   11,802,992
  Total long-term debt.............   6,729,465    5,656,328    5,307,288    5,568,929    5,153,598
  Preferred stock..................     516,610      508,990      501,370      507,190      499,570
  Common stockholders' equity......   3,170,142    2,785,171    2,434,223    2,551,919    2,382,321

------------------------

(1) EBITDA represents a non-GAAP measure of cash flow which is calculated as: earnings before interest charges, interest income, income taxes, depreciation and amortization, and other non-cash items, including amortization of nuclear fuel, allowance for funds used during construction, amortization / accretion of MRA/IPP buyout costs, deferral of MRA interest rate savings, cumulative effect of a change in accounting principle and non-recurring and extraordinary items. EBITDA is presented to provide additional information about our ability to meet requirements for preferred stock and debt service and capital spending. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flows as a measure of liquidity. EBITDA may not be comparable to similarly titled measures used by other companies.

(2) Net cash interest reflects interest charges plus allowance for funds used during construction less the non-cash impact of the net amortization of discount on long-term debt and interest accrued on the Nuclear Waste Policy Act disposal liability less interest income.

(3) Capital expenditures consist of amounts for our construction program related to utility operations including the amounts incurred by us to comply with the Clean Air Act and other environmental requirements.

(4) For purposes of determining the ratio of EBITDA to net cash interest, EBITDA and net cash interest are calculated as described above in notes (1) and
    (2). The ratio of EBITDA to net cash interest is presented to provide additional information about our ability to meet future requirements for preferred stock and debt service. See the Consolidated Statements of Cash Flows incorporated by reference in this prospectus supplement. The ratios for the periods ending June 30, 2000 and 2001, were calculated using data for the twelve month period then ended.

(5) For purposes of determining the ratio of earnings to fixed charges,
    (i) earnings consist of income before income taxes plus fixed charges and
    (ii) fixed charges consist of interest charges on all indebtedness, including the portion of rental expense that is representative of the interest factor. The ratios for the periods ending June 30, 2000 and 2001, were calculated using data for the twelve month period then ended.

    In 1998, we implemented two related agreements which provided for the restructuring of our financial condition: the Power Choice agreement and the MRA. In exchange for cash and shares of our common stock, worth approximately
$4 billion in the aggregate, 14 independent power producers agreed to terminate, restate or amend 27 power purchase agreements, which represented in excess of 75 percent of our estimated above-market power purchase obligation at the time. We financed the cash portion of this transaction by issuing senior unsecured debt totaling approximately $3.45 billion and approximately $300 million of common stock. Since those financings, utilizing our improved cash flows, we have had a net reduction in debt of approximately $1.7 billion and, during 1999 and 2000, we repurchased $407.2 million of Holdings' common stock.

    The Power Choice agreement established a five-year electric plan that reduced class average residential and commercial prices by an aggregate
3.2 percent over a three-year phase-in period which began in September 1998. (We discuss recent developments in connection with the rate plan for the final two years of the Power Choice agreement under the caption "Recent Developments--Power Choice Rate Plan Changes".) In addition, we established a regulatory asset of approximately $4 billion related to the MRA payment that is being amortized over a period not to exceed ten years. Our rates under Power Choice have been designed to permit recovery of the MRA regulatory asset.

    We have pursued other opportunities to reduce our payments to independent power producers that were not party to the MRA. Under Power Choice, we are permitted to defer and amortize the cost of any additional independent-power-producer contract buyouts. Through June 2001, 13 such contracts were terminated for a total consideration of $242 million.

    The Power Choice agreement also required us to divest our fossil and hydroelectric generation facilities. During 1999, we completed the sales of our hydroelectric generation plants, our coal-fired generation plants and our Oswego oil and gas-fired plant for $860 million. During 2000, we completed the sale of our oil and gas-fired plant at Albany for $47.5 million. On January 30, 2001, we completed the sale of our interest in our last remaining fossil plant, Roseton, for approximately $83.9 million.

    On March 11, 1999, we filed a three-year gas rate and restructuring proposal to replace the 1996 gas rate settlement agreement. On July 19, 2000, the PSC approved the agreement, that become effective on August 1, 2000.

    The cumulative effect of these transactions is generally to reduce our revenues while substantially lowering our cash operating costs, resulting in increased operating cash flow. As a result of these transactions, our financial results for any particular period are not necessarily comparable to those results for any other period.

RECENT OPERATING RESULTS

    We reported earnings for the first six months of 2001 of $13.0 million, as compared to $8.1 million for the first six months of 2000. The preferred dividend requirement reduced the balance available for common stock to a loss of $2.5 million for the first six months of 2001, compared to a loss of $7.7 million for the first six months of 2000. Earnings for the first six months of 2001, as compared with the first six months of 2000, have been positively impacted by the following items:

    - an increase in gross receipts tax credits of $22.1 million due to an increase in the customers in our territory that participate in New York State's Power for Jobs program;

    - lower interest expense of approximately $18.4 million due to the repayment of debt during 2000 and 2001;

    - changes in the allocation of federal income taxes in 2001 as compared to 2000 of approximately $12 million; and

    - receipt of multi-state tax refunds from a previously owned subsidiary of $3.9 million related to tax periods prior to 1995.

    Earnings for the first six months of 2001 were negatively impacted by the following items:

    - our exposure to higher prices in our purchased power portfolio of $36.9 million, principally because restructured contracts with independent power producers began indexing to natural gas prices in July 2000 and also because of an indexed contract with an independent power producer not party to the MRA;

    - a reduction in regulated electric revenues of $7.7 million as a result of the implementation of our third phase of rate reductions in September 2000 under Power Choice; and

    - an increase in bad debt expense of $7.4 million, reflecting the impact of higher natural gas prices on consumers.

    Our electric revenues in the first six months of 2001 were $1.6 billion, up 0.4% from the first six months of 2000. The increase is primarily due to an increase in transmission revenues of $20.7 million primarily as a result of transmission congestion contracts sold through the auction process conducted by the NYISO and an increase in sales for resale of $16.7 million, primarily attributable to increased sales to the NYISO. These increases were partially offset by a decrease in residential revenues of $15.6 million as a result of lower sales to residential customers and lower rates implemented in September 2000 in accordance with Power Choice and a decrease in miscellaneous revenues of $15.8 million in the first six months of 2001 primarily due to a decrease in unbilled revenues. Retail electric sales decreased 0.8% from the first six months of 2000 primarily due to lower residential, commercial and industrial sales.

    Our natural gas revenues in the first six months of 2001 were $521.1 million, up 36.1% from the comparable period in 2000, primarily as a result of higher gas prices being passed through to customers. Retail sales of natural gas decreased 2.3% for the six months ended June 30, 2001 as compared to the same period in 2000.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2001 and as adjusted to give effect to the consummation of the offering of the notes. The following data should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated herein by reference.

                                                                AS OF JUNE 30, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
COMMON STOCKHOLDERS' EQUITY:
  Common stock par value $1.00 per share, 250,000,000 shares
    authorized 187,364,863 shares issued....................    187,365
  Repurchase of common stock of Niagara Mohawk Holdings,
    Inc., at cost...........................................   (407,193)
  Capital stock premium and expense.........................  2,363,095
  Accumulated other comprehensive income....................    (20,384)
  Retained earnings.........................................    259,438
                                                              ---------    ---------
      Total common equity...................................  2,382,321
                                                              ---------    ---------

PREFERRED STOCK:
  Cumulative preferred stock, par value $100 per share,
    3,400,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 150,000
      shares................................................     15,000
    Non-redeemable. Issued and outstanding 2,100,000
      shares................................................    210,000
  Cumulative preferred stock, par value $25 per share,
    19,600,000 shares authorized:
    Mandatorily redeemable. Issued and outstanding 1,782,801
      shares................................................     44,570
    Non-redeemable. Issued and outstanding 6,200,000
      shares................................................    230,000
                                                              ---------    ---------
                                                                499,570
    Less sinking fund requirements..........................      7,620
                                                              ---------    ---------
      Total preferred stock.................................    491,950
                                                              ---------    ---------
  Preference stock, par value $25 per share, 8,000,000
    shares authorized.
    None issued and outstanding.............................

LONG-TERM DEBT:
  Long-term debt............................................  5,153,598
    Less long-term debt due in one year.....................    418,121
                                                              ---------    ---------
  Total long-term debt......................................  4,735,477
                                                              ---------    ---------
      Total capitalization..................................  7,609,748
                                                              =========    =========

                            DESCRIPTION OF THE NOTES

    YOU SHOULD READ THE FOLLOWING INFORMATION CONCERNING THE NOTES IN CONJUNCTION WITH THE STATEMENTS UNDER "DESCRIPTION OF THE NEW DEBENTURES," "DESCRIPTION OF TERMS COMMON TO NEW BONDS AND NEW DEBENTURES" AND "GLOBAL SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

    We will issue the notes as a separate series of debt securities under an indenture dated as of May 12, 2000 between us and The Bank of New York, as trustee. We will issue notes with an aggregate principal amount of $300,000,000. We will issue the notes in denominations of $1,000 or in multiples of $1,000.

    The notes will mature on October 1, 2004. Interest on the notes will accrue
from            , 2001 at a rate of   % per annum, computed on the basis of a
360-day year of twelve 30-day months. Interest will be payable semi-annually on April 1 and October 1 in each year, commencing April 1, 2002, and at maturity. We will make each interest and principal payment to the persons in whose names the notes are registered at the close of business on the regular record date immediately preceding the date fixed for payments of principal and interest on the notes. The regular record date will be initially fixed as the business day immediately preceding the applicable payment date.

    We will issue the notes in the form of one or more global securities, which will be deposited with The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Information regarding DTC's book-entry system is set forth under "Global Securities" in the accompanying prospectus.

OPTIONAL REDEMPTION

    The notes will be redeemable in whole or in part, at any time at our option at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest through the redemption date, plus the Make Whole Premium.

    The "MAKE WHOLE PREMIUM" with respect to any note means an amount equal to the excess of

    - the aggregate present value as of the redemption date of the expected future cash flows that would have been payable in respect of that note if such redemption had not been made, determined by discounting such amounts
      at a rate equal to the Treasury Rate plus   %; over

    - the aggregate principal amount of that note.

    "TREASURY RATE" means

    - the yield reported on page C4 of the Bloomberg Financial Markets Service (or, if not available, any other nationally recognized trading screen reporting on-line intraday trading in United States government securities) at 11:00 A.M. (New York, New York time) for those actively traded United States government securities having a maturity (rounded to the nearest month) corresponding to the remaining term to maturity of the notes; or

    - if no nationally recognized trading screen reporting on-line intraday trading in United States government securities is available, Treasury Rate means the weekly average of the yield to maturity on the United States Treasury obligations with a constant maturity (as compiled by and published in the most recently published issue of the United States Federal Reserve Statistical Release H.15(519)) most nearly equal to the remaining term to maturity of the notes.

LIMITATION ON LIENS

    Under the terms of the notes, we will agree that we and our Restricted Subsidiaries will not, directly or indirectly, secure any other indebtedness with a Lien on our property or assets unless we make effective provision for securing the notes:

    - in case of a Lien securing senior indebtedness, on an equal and ratable basis with that Lien; and

    - in case of a Lien securing subordinated indebtedness, on a basis senior in priority to that Lien.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, encumbrance, charge or adverse claim affecting title or resulting in a charge against real or personal property, or a security interest of any kind in respect of that asset.

    This covenant will have exceptions, under which we will be permitted to refinance the full amount of:

    - our First Mortgage Bonds outstanding on June 30, 1998, which aggregated $2.8 billion principal amount;

    - our existing $804 million bank credit facility; and

    - our existing $300 million trade receivables financing;

    in each case without securing the notes. We will also be permitted to enter into a Securitization Transaction without securing the notes.

    "SECURITIZATION TRANSACTION" means a transaction pursuant to PSC or other governmental authorization, in which we transfer rights or other property to a special purpose entity in conjunction with a financing based on our right to collect a non-bypassable wires or similar fee.

    Our "RESTRICTED SUBSIDIARIES" means all of our subsidiaries except any subsidiary that is designated by our Board of Directors as not restricted, but only if the designated subsidiary:

    - has no indebtedness that is recourse to us;

    - deals with us and our other Restricted Subsidiaries only on an arm's-length basis;

    - is not a subsidiary in which we or another Restricted Subsidiary is obligated to make equity investments, or maintain its financial condition or operating results; and

    - has not guaranteed or otherwise provided credit support for any of our indebtedness or indebtedness of another Restricted Subsidiary.

              DESCRIPTION OF CERTAIN OF OUR OUTSTANDING SECURITIES

1998 SENIOR NOTES

    We have $2.4 billion of Senior Notes outstanding that were issued in June 1998. The 1998 Senior Notes have interest rates ranging from 7% to 8 1/2% and maturities ranging from 2000 to 2010. The 1998 Senior Notes are redeemable at any time at our option at prices that include a make whole premium. Defined Terms used in the "Description of Notes" above have the same meaning under the Indenture governing the 1998 Senior Notes.

    The Indenture governing the 1998 Senior Notes contains covenants which, at the date hereof, continue to restrict our ability to:

    - incur liens;

    - agree to restrictions on dividend or other payments from our Restricted Subsidiaries

    - merge, consolidate or sell substantially all of our assets; and

    - sell our assets unless we meet specified conditions.

    If a Change of Control Triggering Event occurs, each holder of 1998 Senior Notes will have the right to require us to repurchase those 1998 Senior Notes at a price equal to 101% of the aggregate principal amount (or accreted value, as applicable), plus accrued and unpaid interest, if any.

    Our ability to pay cash to the holders of the 1998 Senior Notes upon a repurchase may be limited by our then existing financial resources. There can be no assurance that we will have sufficient funds to repurchase the 1998 Senior Notes following a Change of Control Triggering Event.

    "CHANGE OF CONTROL" means the occurrence of any of the following:

    - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) of all or substantially all of our assets and the assets of our Restricted Subsidiaries taken as a whole;

    - the adoption of a plan relating to our liquidation or dissolution;

    - the consummation of any transaction which results in any person or group (other than Holdings) becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of all classes of our Capital Stock then outstanding; or

    - the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

    "CHANGE OF CONTROL TRIGGERING EVENT" means the occurrence of a Change of Control that is accompanied by a decline in the ratings of the 1998 Senior Notes by at least one gradation by a ratings agency, or the withdrawal of any such rating.

    "CONTINUING DIRECTORS" means any member of our Board of Directors who

    - was a member of such Board of Directors on the date the 1998 Senior Notes were issued; or

    - was nominated for election or elected with the approval of a majority of the Continuing Directors who were then members of the Board.

2000 SENIOR NOTES

    We also have $200 million of Senior Notes outstanding that were issued in May 2000. The 2000 Senior Notes bear interest at a 8 7/8% rate per annum and mature on May 15, 2007. The 2000 Senior Notes are redeemable at any time at our option at prices that include a make whole premium. Defined terms used in the "Description of Notes" above have the same meaning under the Indenture governing the 2000 Senior Notes. The Indenture governing the 2000 Senior Notes contains covenants which are substantially identical to those relating to the notes being offered under this prospectus supplement.

                                  UNDERWRITING

    The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement with us, to purchase the principal amount of notes set forth below opposite their respective names. The underwriters are committed to purchase all of the notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased. Salomon Smith Barney Inc. is acting as representative of the underwriters named below:

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
Salomon Smith Barney Inc....................................
Banc One Capital Markets, Inc...............................
Credit Suisse First Boston Corporation......................
                                                               ------------
  Total.....................................................   $300,000,000
                                                               ============

    The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed   % of the principal amount of the notes. The
underwriters may allow, and such dealers may reallow, a concession not to exceed
      % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and the concessions.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                              PAID BY US
                                                              ----------
Per note....................................................         %

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We do not intend to apply for listing of the notes on a national securities exchange. No assurance can be given as to the liquidity of the trading market for the notes.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

    In the ordinary course of their respective business, the underwriters and their affiliates perform investment banking, commercial banking and other financial services for us. Because more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, this offering is made pursuant to Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

    We estimate that we will spend approximately $                     for
printing, rating agency, trustee, accounting and legal fees and other expenses relating to the offering.

                             VALIDITY OF THE NOTES

    The validity of the notes will be passed upon for us by Sullivan & Cromwell, New York, New York, our counsel, and for the underwriters by Pillsbury Winthrop LLP, New York, New York, counsel for the several underwriters.

                      WHERE YOU CAN FIND MORE INFORMATION

    THIS SECTION REPLACES THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION" IN THE ACCOMPANYING PROSPECTUS.

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any documents that we file at:

    - SEC Public Reference Room
     450 Fifth Street, N.W.
     Washington, D.C. 20549.

    You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

    Please call the SEC at 1-800-SEC-0330 for further information.

    Our filings are also available to the public through:

    - The SEC web site at http://www.sec.gov; and

    - The New York Stock Exchange
     20 Broad Street
     New York, New York 10005.

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information as well as the information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the box below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 filed prior to the termination of this offering.

     Annual Report on Form 10-K for the year ended December 31, 2000. Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001.
     Current Reports on Form 8-K filed January 17, January 31 and May 7, 2001.

    We will provide, without charge, a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. You may request your copy by writing or telephoning us at the following address:

       Leon T. Mazur
       Director, Investor Relations
       Niagara Mohawk Power Corporation
       300 Erie Boulevard West
       Syracuse, New York 13202
       (315) 428-5876

                                  $500,000,000

                        NIAGARA MOHAWK POWER CORPORATION

                              FIRST MORTGAGE BONDS

                           UNSECURED DEBT SECURITIES

                                ----------------

    By this prospectus, Niagara Mohawk Power Corporation may offer from time to time up to $500,000,000 of its debt securities. These securities may be either First Mortgage Bonds, secured by a mortgage on our assets, or unsecured debt securities. When we offer these securities, we will provide you with a prospectus supplement describing the terms of the specific issue, including the offering price and whether the securities are secured.

    You should read this prospectus and the prospectus supplement carefully before you invest.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    Niagara Mohawk Power Corporation may sell these securities to underwriters, through agents or directly to other purchasers. The prospectus supplement will include the names of any underwriters or agents.

                       This prospectus is dated April 3, 2000

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the First Mortgage Bonds and unsecured debt securities we may offer.

    Each time we sell Securities, we will provide a "PROSPECTUS SUPPLEMENT" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 15.

    For more detail, you may read the exhibits, financial statements, notes and schedules filed with our registration statement.

                     ABOUT NIAGARA MOHAWK POWER CORPORATION

NIAGARA MOHAWK POWER CORPORATION

    We were organized in 1937 under the laws of New York State and are engaged principally in the regulated energy delivery business in New York State. We provide electric service, and we sell, distribute and transport natural gas to approximately 1,600,000 electric and 560,000 gas customers in areas of central, northern and western New York State.

    On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between Niagara Mohawk Holdings, Inc. and us. Our outstanding common stock was exchanged on a share-for-share basis for the common stock of Niagara Mohawk Holdings, Inc. Our debt and preferred stock were not exchanged as a part of the share exchange and continue as our obligations. See "Where You Can Find More Information" for how you can find more information about the reorganization and about us.

RECENT DEVELOPMENT

    In 1999, the New York State Public Service Commission approved our petition to purchase up to $800 million of Niagara Mohawk Holdings, Inc. common stock. In July 1999, the board of directors of Niagara Mohawk Holdings, Inc. approved a program to repurchase 20 million shares through December 31, 2001 and in March 2000 the board of directors authorized and approved the repurchase of an additional 20 million shares through December 31, 2002. As of December 31, 1999, we repurchased 10 million shares of the common stock of Niagara Mohawk
Holdings, Inc. Additional 5 million shares were repurchased by an agent on our behalf, but were not paid for by us (with the exception of $1.4 million in carrying charges) and remain in the number of shares outstanding in computing the earnings per share of Niagara Mohawk Holdings, Inc.

                                USE OF PROCEEDS

    Unless we state otherwise in the prospectus supplement, we will use the proceeds from the sale of the Securities offered under this prospectus and the prospectus supplement for general corporate purposes. Our general corporate purposes may include:

    - the finance of our construction program;

    - refund existing long term-debt and preferred stock;

    - refund short term debt;

    - the finance of termination or restructuring of Power Purchase Agreements with Independent Power Producers; and

    - repurchase common stock of Niagara Mohawk Holdings, Inc.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 1995 through 1999 are as follows:

            YEARS ENDED DECEMBER 31,
-------------------------------------------------
1999      1998       1997       1996       1995
-----   --------   --------   --------   --------
x1.01     x.57      x2.02      x1.57      x2.29

    For purposes of computing these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of: (a) interest expenses and amortization of debt expenses as reported in our consolidated financial statements; (b) dividends on preferred stock of subsidiary companies; (c) the portion of net rental expense which is deemed representative of the interest factor inherent in rents and (d) the cumulative effect of accounting changes.

                     DESCRIPTION OF SECURITIES WE MAY OFFER

    The Securities issued under this prospectus are governed by documents called the "INDENTURES". The Indenture governing the First Mortgage Bonds is a contract between us and HSBC. The Indenture governing our unsecured debt securities is a contract between us and The Bank of New York. Each of these banks currently acts as "TRUSTEE" under the Indenture to which it is a party.

    Each Trustee has two main roles:

    - First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf, which we describe later under "Description of New Bonds--Events of Default" and "Description of New Debentures--Events of Default."

    - Second, the Trustee performs administrative duties for us, which include sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

    In this description, we refer to the First Mortgage Bonds as "NEW BONDS" and the unsecured debt securities as the "NEW DEBENTURES." When we say "BOND" we mean any bond that has been, or will be, delivered under the Indenture that governs the New Bonds. When we say "Securities" we collectively refer to the New Bonds and the New Debenture. A copy of each Indenture is filed as an exhibit to the registration statement relating to the Securities.

    Each Indenture permits us to issue different series of Securities from time to time. We may issue securities in such amounts, at such times and on such terms as we wish. The Securities may differ from one another in their terms.

    Securities may be sold at prices substantially below their face value, and may be denominated in foreign currencies. The prospectus supplement will describe:

    - special United States federal income tax or other considerations, if any, with respect to Securities sold at original issue discount.

    - special United States federal income tax and other considerations, if any, with respect to Securities which are denominated in a currency or currency unit other than United States dollars.

    Unless otherwise indicated in the prospectus supplement, the covenants contained in the Indentures and the Securities will not afford holders of the Securities protection in the event of a sudden decline in credit rating that might result from a recapitalization, restructuring, or other highly leveraged transaction.

THIS SECTION IS ONLY A SUMMARY

    The Indentures and their associated documents, including your Securities, contain the full legal text of the matters described in this section. A copy of each Indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More

Information" on page 15 for information on how to obtain a copy.

    This section summarizes the material terms that will apply generally to the Securities. Each particular series of Securities will have financial and other terms specific to it, and these specific terms will be described in the prospectus supplement. As you read this section, therefore, please remember that the specific terms of your Securities as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your Securities.

      IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE SUBSECTION ON PAGE 12 ENTITLED "STREET NAME" AND OTHER INDIRECT HOLDERS".

                            DESCRIPTION OF NEW BONDS

TERMS OF THE NEW BONDS

    You should refer to the prospectus supplement for the following information about a particular series of New Bonds:

    - the designation and principal amounts of the New Bonds;

    - the date on which the New Bonds mature;

    - the interest rate;

    - when the interest on the New Bonds accrues and is payable;

    - the dates on which interest on the New Bonds will be payable;

    - whether, when and at what price we can redeem the New Bonds; and

    - any other specific terms of the New Bonds.

THE MORTGAGE

    The New Bonds are secured by a "MORTGAGE" which will create a direct first lien on substantially all gas and electric properties that we now own or use or are useful in the operation of our properties as an integrated system. The mortgage lien will also extend to all property of the same nature we acquire after the effective date of the Mortgage. The Mortgage will not extend to property that we acquire through merger or consolidation or a purchase of substantially all the assets of other corporations, unless we decide otherwise.

    This lien DOES NOT EXTEND to:

    - revenues and profits of the mortgaged property;

    - any bills;

    - notes;

    - accounts receivable;

    - cash (except cash deposited with the trustee);

    - agreements;

    - securities;

    - materials and supplies; and

    - all oil, gas and other minerals and the right to this removal.

    This lien is SUBJECT TO:

    - liens for taxes and assessments not due and payable or being contested in good-faith;

    - obligations to public authorities as to any franchise, consent, grant, license or permit;

    - leases and other rights of tenants and of licensees; and

    - the rights of others to property acquired after the effective date of the Mortgage for transmission or distribution systems or right-of-way purposes (Granting Clause of the Mortgage).

    The direct lien on our properties is also subject to other minor types of encumbrances which do not materially interfere with the operation of our business. These encumbrances may include:

    - rights and claims of third parties in possession which are not disclosed of record;

    - any facts that can only be disclosed by an accurate survey;

    - the effect of zoning ordinances;

    - rights of public in the use of streets, roads and waterways; and

    - leases, covenants, easements.

RANKING

    The New Bonds will rank on an equal basis with all other mortgage Bonds issued under the Mortgage.

CREDIT ENHANCEMENT

    We will provide you further information in the prospectus supplement if any series of New Bonds shall be entitled to the benefits of a surety bond or other form of credit enhancement.

ADDITIONAL NEW BONDS

    The Mortgage provides that we may not create any securities which will rank senior to the New Bonds as to security. However, we may acquire property which is subject to other liens and mortgage after-acquired property which is not subject to the lien of the property.

    Additional New Bonds which will rank equally as to security with the New Bonds including prior lien New Bonds may be issued under the Mortgage in an unlimited amount only as follows:

        1. additional New Bonds may be issued in a principal amount equal to 60% of the net (which was in excess of $300 million on December 31, 1999) of property additions that are not subject to an unfunded prior lien;

        2. we may issue additional New Bonds in exchange for bonds outstanding under the Mortgage or in substitution for bonds that were retired (which was in excess of $1.0 billion on December 31, 1999); and

        3. additional New Bonds may be issued in a principal amount equal to the amount of cash we deposit with the Trustee for that purpose.

    Additional New Bonds described in paragraphs 1 and 3 above MAY NOT be issued unless our net earnings over a certain period (12 out of the 15 preceding months) that are available for interest, after a provision for depreciation but before income taxes, are at least 1.75 times the annual interest charges on all Bonds and prior lien bonds then outstanding or applied for.

    We expect to offer the New Bonds on the basis of property additions, cash deposited with the Trustee or Bonds that have been retired or will be retired or purchased pursuant to sinking fund payments.

RELEASES OF PROPERTY

    We may release property subject to the lien of the Mortgage, other than cash and prior lien bonds, upon any sale, exchange, condemnation or expropriation of the property subject to the Mortgage without furnishing notice to the bondholders. Any property, other than cash or securities, we received upon the release of mortgaged property shall be subject to the lien of the Mortgage, and any cash or securities received shall, unless we use it to satisfy some prior lien, become part of the security for the Bonds issued under the mortgage.

    We may withdraw monies received by the Trustee as proceeds of released property to reimburse us for retirement of Bonds and certain prior lien bonds, or to pay, purchase or redeem these Bonds or prior lien bonds. We may also withdraw cash in an amount equal to 166 2/3% of the principal amount of Bonds which we could issue under the Mortgage in respect of Additional Property, provided we forgo the right to issue these Bonds. In the ordinary course of business and otherwise, we regularly obtain from the Trustee the release of various properties from the lien of the Mortgage. In the case of exchanges of property, no exchange shall be made if our Funded Indebtedness is increased as a result. (Mortgage, Articles Sixth and Seventh.)

    When we say "Additional Property" we refer to any property that we acquired after July 31, 1937, that is used or useful in our business and which will become subject to the first mortgage lien. Additional property will not include:

    - property which is generally charged by us to operating expenses in accordance with our accounting practices;

    - equipment, material and supplies we acquire for the purpose of resale in the usual course of business;

    - goodwill, franchises or governmental permits;

    - property we acquire as a substitute for a released property that is subject to the Mortgage, but only to the extent of the consideration received for the mortgaged property;

    - cash, accounts receivables, stocks, bonds and other evidence of indebtedness; and

    - any insurance proceeds we receive from the Trustee as reimbursement for loss or damage to property, but only to the extent of the insurance proceeds received.

    When we say "funded indebtedness" we refer to the aggregate unpaid principal amount at any particular time of the Company's:

    - issued and outstanding Bonds that we issue under the Mortgage, including the additional Bonds that are about to be issued;

    - all issued and outstanding bonds secured by a lien which is ranked prior to, or equally with, the first mortgage lien; and

    - all issued and outstanding bonds that are secured by any other lien and are not subject to the first mortgage lien.

MAINTENANCE FUND PROVISIONS

    We are required within 90 days after the close of each fiscal year, to
(a) certify the Costs of Additional Property (b) deposit with the Trustee cash, Bonds or certain prior lien bonds; or (c) waive our right to the authentication and delivery of the principal amount of Bonds to which we are then entitled under the Mortgage, to the extent that the aggregate amount of expenditure for maintenance, repairs, renewals and replacements for the period commencing January 1, 1977 is less than the sum of 2.25% of our depreciable property (as defined) on January 1 of each year during such period (Mortgage, Article Fifth, section 22).

RESTRICTION ON COMMON STOCK DIVIDEND

    To the extent that the aggregate amount of expenditure for maintenance and repairs, plus the aggregate amount credited to depreciation, retirements and other like reserves, for the period commencing January 1, 1977 is less than the sum of 2.25% of our depreciable property on January 1 of each year during that period, we must reserve an equivalent amount of surplus and hold it unavailable for distribution as a dividend on our common stock. (Mortgage, Article Fifth, section 23).

MERGERS AND SIMILAR EVENTS

    We are generally permitted to consolidate or merge with another company or sell substantially all of our assets to another company as long as the following conditions are met:

    - we are not in default under the Mortgage;

    - the terms of the merger or consolidation or sale of the our assets may not impair the lien, the security of the Mortgage, the rights and powers of the Trustee or the rights and powers of the bondholders;

    - if we are not the surviving corporation, or in the case of a sale of our assets, the successor corporation assumes by supplemental indenture our obligations under the Mortgage.

MODIFICATION

    From time to time, we may unilaterally modify the Mortgage by entering into a supplemental indenture with the Trustee to:

    - correct property descriptions;

    - modify the Mortgage or form of bonds and coupons to facilitate stock exchange listing requirements; or

    - cure any ambiguity or errors in the Mortgage;

BUT ONLY if the amendments are not inconsistent with the terms of the Mortgage and shall not impair the security of the Bonds.

    The Mortgage also permits us and the Trustee to modify the Mortgage in any manner whatsoever. A vote of the holders of Bonds owning 66 2/3% of the principal amount of the total amount of outstanding Bonds, excluding Bonds owned by us or by our affiliates, is required to effect this change to the Mortgage.

    However, we and the Trustee may not modify the Mortgage in the following ways without the consent of the holder of each outstanding Bonds:

    - alter or impair our obligation to pay the principal and interest on the Bonds;

    - create a mortgage or a lien in the nature of a mortgage that ranks prior to, or equally with, the first mortgage lien;

    - any change to the Mortgage that adversely affects your rights; or

    - reduce the percentage of bondholders that is required to consent to a modification to the Mortgage.
    We may not modify the Mortgage without the consent of the Trustee if the Trustee is affected by the modification.

EVENTS OF DEFAULT

    You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

    The term "EVENT OF DEFAULT" for the New Bonds means any of the following:

    - we do not pay the principal of or any premium on a New Bond on its due date;

    - we do not pay interest on a New Bond within 60 days after its Due Date;

    - we do not deposit any sinking, improvement, maintenance or similar fund payment on its due date;

    - we remain in breach of a covenant of the Mortgage for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by the Trustee in its discretion or upon the written request of 25% of the bondholders; and

    - we file for bankruptcy, insolvency or reorganization events that involve us.

    If an Event of Default has occurred and has not been cured within 90 days, the Trustee will notify the bondholders as to our default. The Mortgage allows the Trustee to withhold notice of default if the Trustee determines in good faith that withholding the notice is in the interests of the bondholders. The Trustee may not withhold notice of any default in the payment of principal, interest, installments upon retirement or any sinking or purchase fund.

    Prior to exercising his powers to enforce the Mortgage, the Trustee is entitled to reasonable protection from expenses and liability (called an "INDEMNITY").

      "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE.

    The Mortgage does not require us to furnish periodic evidence to the trustee as to the absence of default or as to our compliance with the terms of the mortgage. However, the Mortgage requires that as a condition to the issuance of additional Bonds, including New Bonds, we will be in compliance with any covenant contained in the mortgage.

\

                       DESCRIPTION OF THE NEW DEBENTURES

TERMS OF THE NEW DEBENTURES

    You should refer to the prospectus supplement for the following information about a particular series of New Debentures:

    - the designation and principal amounts of the New Debentures;

    - the date on which the New Debentures mature;

    - the interest rate;

    - when the interest on the New Debentures accrues and is payable;

    - the dates on which interest on the New Debentures will be payable;

    - whether, when and at what price we can redeem the New Debentures; and

    - any other specific terms of the New Debentures.

CONVERSION

    Your New Debentures may be convertible into or exchangeable for common stock or other securities if your prospectus supplement so provides. If your New Debentures are convertible or exchangeable, your prospectus supplement will include provisions as to:

    - whether the New Debentures are convertible or exchangeable into our common stock or other securities we issue or into common stock or other securities of other issuers;

    - whether the conversion or exchange is mandatory, at your option or our option;

    - whether adjustments may be made in the number of shares of common stock or other securities to be received by you upon conversion or exchange.

MERGERS AND SIMILAR EVENTS

    We are generally permitted to consolidate or merge with another company or sell substantially all of our assets to another company as long as the following conditions are met:

    - we are not in default under the Indenture;

    - where we merge out of existence or sell our assets, the other firm may not be organized under a foreign country's laws (that is, it must be a corporation, partnership, trust or other entity organized under the laws of a State or the District of Columbia or under federal law); and

    - if we are not the surviving corporation, or in the case of a sale of our assets, the successor corporation assumes by supplemental indenture our obligations under the Indenture.

MODIFICATION AND WAIVER

    There are three types of changes we can make to the Indenture and the New Debentures.

    CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your New Debentures without your specific approval.

    Following is a list of those types of changes:

    - change the Stated Maturity of the principal of or interest on any New Debenture;

    - reduce any amounts due on any New Debenture;

    - reduce the amount of principal payable upon acceleration of the Maturity of any New Debenture following a default;

    - change the place or currency of payment on any New Debenture;

    - impair your right to sue for payment;

    - reduce the percentage of holders of New Debentures whose consent is needed to modify or amend the Indenture;

    - reduce the percentage of holders of New Debentures whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; and

    - modify any other aspect of the provisions dealing with modification and waiver of the Indenture. (SECTION 902)

    CHANGES REQUIRING A MAJORITY VOTE. The second type of change to the Indenture and the New Debentures is the kind that requires a vote in favor by holders of New Debentures owning a majority amount of the particular series affected. Most changes fall into this category, except for changes noted above as requiring your specific vote, and, as we note below, changes which do not require your approval. The same vote would be required for us to obtain a waiver of any past defaults. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the New Debentures listed in the first category described above under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (SECTION 513)

    CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any approval by holders of New Debentures. This type is limited to clarifications and certain other changes that would not adversely affect holders of the New Debentures.

    FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a New
Debenture:

    - For Original Issue Discount Securities, we will use the principal amount that would be due and payable on the voting date if the Maturity of the New Debentures were accelerated to that date because of a default.

    - For New Debentures whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that New Debentures described in the prospectus supplement.

    - For New Debentures denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

    New Debentures will not be considered outstanding, and therefore are not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. New Debentures will also not be eligible to vote if they have been fully defeased as described later on page 11 under "Full Defeasance". (Section 101)

    We generally will be entitled to set any day as a record date for the purpose of determining the holders of outstanding New Debentures that are entitled to vote or take other action under the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If we or the Trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding New Debentures of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the Trustee may specify if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (SECTION 104)

      "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

COVENANTS

    The prospectus supplement for your series of New Debentures may set forth restrictive covenants with respect to your New Debentures.

DEFEASANCE

    The following discussion of full defeasance and covenant defeasance will be applicable to your series of New Debentures only if we choose to have them apply to that series. If we do so choose, we will inform you of this decision in the prospectus supplement. (SECTION 1301)

    FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the New Debentures (called "FULL DEFEASANCE") if we put in place the following other arrangements for you to be repaid:

    - We must deposit in trust for your benefit and the benefit of all other direct holders of the New Debentures a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Debentures on their various due dates.

    - There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the New Debentures any differently than if we did not make the deposit and just repaid the New Debentures ourselves. (Under current federal tax law, the deposit and our legal release from the New Debentures would be treated as though we took back your New Debentures and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the New Debentures you give back to us.)

    - We must deliver to the Trustee a legal opinion of our counsel confirming the tax law change described above. (SECTIONS 1302 AND 1304)

    - If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the New Debentures. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

    COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the New Debentures that may be described in the applicable prospectus supplement. This is called "COVENANT DEFEASANCE". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the New Debentures. In order to achieve covenant defeasance, we must do the following:

    - We must deposit in trust for your benefit and the benefit of all other direct holders of the New Debentures a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Debentures on their various due dates.

    - We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the New Debentures any differently than if we did not make the deposit and just repaid the New Debentures ourselves.

    If we accomplish covenant defeasance, the following provisions of the Indenture and the New Debentures would no longer apply:

    - Covenants applicable to the series of New Debentures and described in the prospectus supplement.

    - The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described later under "What Is an Event of Default?"

    If we accomplish covenant defeasance, you can still look to us for repayment of the New Debentures if there is a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurs (such as our bankruptcy) and the New Debentures become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (SECTIONS 1303 AND 1304)

EVENTS OF DEFAULT

    You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

    WHAT IS AN EVENT OF DEFAULT? The term "EVENT OF DEFAULT" for the New Debentures means any of the following:

    - We do not pay the principal of or any premium on New Debenture on its due date.

    - We do not pay interest on New Debenture within 30 days of its due date.

    - We do not deposit any sinking fund payment on its due date.

    - We remain in breach of a covenant of the Indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of 10% of the principal amount of New Debentures of the affected series.

    - We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

    - Any other Event of Default described in the prospectus supplement occurs. (Section 501)

    REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an Event of Default has occurred and has not been cured, the Trustee or the holders of 25% in principal amount of the New Debentures of the affected series may declare the entire principal amount of all the New Debentures of that series to be due and immediately payable. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the New Debentures of that series will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the New Debentures of the affected series. (SECTION 502)

    Except in cases of default where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the Holders offer the Trustee an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding New Debentures of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority holders may also direct the Trustee in performing any other action under the Indenture. (SECTION 512)

    Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the New Debentures, the following must occur:

    - You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

    - The holders of 25% in principal amount of all outstanding New Debentures of the relevant series must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

    - The Trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity. (SECTION 507)

    However, you are entitled at any time to bring a lawsuit for the payment of money due on your New Debenture on or after its due date. (SECTION 508)

      "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

    We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the New Debentures, or else specifying any default.
(SECTION 1004)

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                             REGARDING THE TRUSTEES

    The Trustee under the Mortgage for the New Bonds is HSBC, with whom we maintain normal banking arrangements. HSBC has also extended a line of credit to us. We maintain bank accounts, borrow money and have other customary banking relationships with HSBC in the ordinary course of business.

    The Trustee under the Indenture for the New Debentures is The Bank of New York, which has extended a line of credit to us and with whom we also maintain normal banking arrangements.

    If an event of default (or an event that would be an event of default if the requirements for giving us default notice or for our default having to exist for a specific period of time were disregarded) occurs, one or both of the Trustees may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939 with respect to the Securities. In that case, one or both of the Trustees may be required to resign as trustee and we would be required to appoint one or more successor trustees.

          DESCRIPTION OF TERMS COMMON TO NEW BONDS AND NEW DEBENTURES

    Unless we provide otherwise in the prospectus supplement, the following provisions apply equally to, both, New Bonds and New Debentures.

FORM, EXCHANGE AND TRANSFER

    The Securities will be issued:

    - only in fully registered form;

    - without interest coupons; and

    - in denominations that are multiples of $1,000.

    You may have your Securities broken into more Securities of smaller denominations or combined into fewer Securities of larger denominations, as long as the total principal amount is not changed. This is called an "EXCHANGE".

    You may exchange or transfer Securities at the office of the entity performing the role of maintaining the list of registered holders, known as the "SECURITY REGISTRAR", or at the office of any transfer agent designated by us for that purpose.

    You will not be required to pay a service charge to transfer or exchange Securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar or transfer agent, as applicable, is satisfied with your proof of ownership.

    If the Securities are redeemable and we redeem less than all of the Securities of a particular series, we may block the transfer or exchange of Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Securities being partially redeemed.

PAYMENT AND PAYING AGENTS

    We will pay interest to you if you are a direct holder listed in the records of the Security Registrar at the close of business on the "REGULAR RECORD DATE." The prospectus supplement will specify the Regular Record Dates for the Securities.

    We will pay interest, principal and any other money due on the Securities at the corporate trust offices of each of the designated Trustees. You must make arrangements to have your payments picked up or wired from that office. We may also choose to pay interest by mailing checks.

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      "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR
  BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

    We may also arrange for additional payment offices and may cancel or change those offices, including our use of the corporate trust offices of each of the designated Trustees. These offices are called "PAYING AGENTS". We are required to maintain a Paying Agent in each Place of Payment for the Securities. We must notify you of changes in the Paying Agents for the Securities.

LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

    Investors who hold Securities in accounts at banks or brokers will generally not be recognized by us as legal holders of Securities. This is called holding in "STREET NAME". Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to forfeit these securities payments. If your New Securities are in "Street Name," you should check with your own institution to find out:

    - How it handles securities payments and notices.

    - Whether it imposes fees or charges.

    - How it would handle voting if ever required.

    - Whether and how you can instruct it to send you Debt Securities registered in your own name so you can be a direct holder as described below.

    - How it would pursue rights under the Debt Securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

    Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or either Trustee, run only to Persons who are registered as holders of Securities. As noted above, we do not have obligations to you if you hold in "Street Name" or other indirect means, either because you choose to hold Securities in that manner or because the Securities are issued in the form of Global Securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "Street Name" customer but does not fulfill this obligation.

                               GLOBAL SECURITIES

    WHAT IS A GLOBAL SECURITY? A Global Security is a special type of indirectly-held Security, as described above under "Street Name' and Other Indirect Holders". We may choose to issue some or all of the Securities in the form of Global Securities, in which case the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Security be registered in the name of a financial institution we select and by requiring that the Securities included in the Global Security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Security is called the "Depositary". Any person wishing to own a Global Security must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the Depositary. The prospectus supplement will indicate whether your series of Securities will be issued only in the form of Global Securities.

    SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of Securities and instead deal only with the Depositary that holds the Global Security.

    An investor should be aware that if Securities are issued only in the form of Global Securities:

    The investor cannot get Securities registered in his or her own name.

    - The investor cannot receive physical certificates for his or her interest in the Securities.

    - The investor will be a "Street Name" holder and must look to his or her own bank or broker for payments on the Securities and protection of his or her legal rights relating to the Securities. See the discussion above "Street Name" and Other Indirect Holders".

    - The Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and each Trustee have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. We and each Trustee also do not supervise the Depositary in any way.

    - The laws of some jurisdictions require that certain purchasers receive physical certificates for their interests in the securities. These laws may impair the ability to transfer beneficial interests in a Global Security.

    SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Securities. After that exchange, the choice of whether to hold Securities directly or in "Street Name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in Securities transferred to their own name so that they will be direct holders. The rights of "Street Name" investors and direct holders in the Securities have been described above under "Street Name" and Other Indirect Holders" and "Direct Holders" on page 12.

    The special situations for termination of a Global Security are:

    - When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary.

    - When an event of default on the Securities has occurred and has not been cured. (Defaults are discussed above)

    The prospectus supplement may also list additional situations for terminating a Global

Security that would apply only to the particular series of Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the company or each Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

                              PLAN OF DISTRIBUTION

    We may sell Securities:

    - to or through underwriting syndicates represented by managing underwriters;

    - through one or more underwriters without a syndicate for them to offer and sell to the public;

    - through dealers or agents; and

    - to investors directly in negotiated sales or in competitively bid transactions.

    Any underwriter or agent involved in the offer and sale of any series of the Securities will be named in the prospectus supplement.

    The prospectus supplement for each series of Securities will describe:

    - the terms of the offering of these Securities, including the name of the agent or the name or names of any underwriters;

    - the public offering or purchase price;

    - any discounts and commissions to be allowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

    - any discounts and commissions to be allowed or paid to dealers; and

    - other specific terms of the particular Securities.

    Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the Securities being offered by that prospectus supplement.

    Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

    Underwriters to whom we sell Securities for public offering and sale are obliged to purchase all of those particular Securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

    Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

    Sullivan & Cromwell, New York, New York, will pass upon the validity of the Securities for us.

                                    EXPERTS

    Our financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this Prospectus by reference to Niagara Mohawk Holdings, Inc., and our Combined Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as expert in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at:

    - SEC Public Reference Room
      450 Fifth Street, N.W.
      Washington, D.C. 20549;

    - Citicorp Center
      500 West Madison Street
      Suite 1400
      Chicago, Illinois 60661-2411; or

    - Seven World Trade Center
      Suite 1300
      New York, New York 10048.

    You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

    Please call the SEC at 1-800-SEC-0330 for further information.

    Our filings are also available to the public through:

    - The SEC web site at http://www.sec.gov

    - The New York Stock Exchange
      20 Broad Street
      New York, New York 10005

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information as well as the information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the box below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 filed prior to the termination of this offering.

      Annual Report on Form 10-K for the year ended December 31, 1999.

    We will provide without charge a copy of these filings, other than any exhibits, unless the exhibits are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. You may request your copy by writing or telephoning us at the following address:

    Leon T. Mazur
    Director, Investor Relations
    Niagara Mohawk Power Corporation
    300 Erie Boulevard West
    Syracuse, New York 13202
    (315) 428-5876

    Information in this prospectus may add to, update or change information in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in this prospectus. Information in a document filed after the date of this prospectus may add to, update or change information in this prospectus or in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in the later filed document.

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                                  $300,000,000

                        NIAGARA MOHAWK POWER CORPORATION

                     % SENIOR NOTES DUE                2004

                                     [LOGO]

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                             PROSPECTUS SUPPLEMENT

                            ------------------------

                               September   , 2001

                              SALOMON SMITH BARNEY
                         BANC ONE CAPITAL MARKETS, INC.
                           CREDIT SUISSE FIRST BOSTON

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